August 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Super Micro Computer, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for its fiscal year ended June 30, 2023, which was filed with the U.S. Securities and Exchange Commission on August 25, 2023.

Respectfully submitted,

SUPER MICRO COMPUTER, INC.

By:	/s/ David E. Weigand
Name:	David E. Weigand
Title:	Senior Vice President, Chief Financial Officer

980 Rock Avenue • San Jose, CA 95131 USA • Tel: (408) 503-8000 • Fax: (408) 503-8008 • www.supermicro.com